[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



DIRECT DIAL:  (303) 282-4128
E-MAIL:  rmccormack@dillanddill.com


April 10, 2006


Mr. Karl Hiller, Branch Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:      BRINX RESOURCES LTD.
         FORM 10-KSB FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005
         FILED FEBRUARY 14, 2006
         FILE NUMBER:  333-102441

Dear Mr. Hiller:

On behalf of Brinx Resources Ltd. (the "Company"), we are submitting responses to comments set forth in your letter of March 20, 2006. The comments are set forth below, together with the Company's responses.

FORM 10-KSB FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005

GENERAL

1. PLEASE REFER TO THE UPDATED FORM REQUIREMENTS FOR FILINGS ON FORMS 10-KSB AND 10-QSB, REQUIRING AN INDICATION ON THE COVER OF YOUR FILINGS OF WHETHER YOU MEET THE DEFINITION OF A SHELL COMPANY, AS DEFINED IN RULE 12B-2 OF THE EXCHANGE ACT, AND WHETHER YOU ARE NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15D OF THE EXCHANGE ACT.

Mr. Karl Hiller, Branch Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 10, 2006
Page 2


         Response: Complied. The Form 10-KSB cover page should have reflected that the Company is not a shell company as defined in Rule 12b-2 of the Exchange Act. Additionally, the cover page should have reflected that the Company is required to file reports pursuant to Section 13 or 15d of the Exchange Act. Both of these changes have been made. See the cover page of the Form 10-KSB/A Amendment No. 1 attached to this letter.


CONTROLS AND PROCEDURES, PAGE 13

2. PLEASE REVISE THE FIRST PARAGRAPH OF YOUR DISCLOSURE TO STATE THE NATURE OF YOUR EVALUATION, AS THE TERM "DISCLOSURE CONTROLS AND PROCEDURES" IS MISSING FROM YOU STATEMENT.

         Response: Complied. See page 13 of the Form 10-KSB/A Amendment No. 1 attached to this letter.

         PLEASE REVISE THE SECOND PARAGRAPH OF YOUR DISCLOSURE TO STATE YOUR CONCLUSION ABOUT CHANGES IN YOUR INTERNAL CONTROLS OVER FINANCIAL
         REPORTING, BASED ON THE WORDING AND REQUIREMENTS OF REGULATION S-B 308(C).

         Response: Complied. See page 13 of the Form 10-KSB/A Amendment No. 1 attached to this letter.

FINANCIAL STATEMENTS

GENERAL

3. IN ALL COLUMNS WHERE THE TERM INCEPTION IS USED, PLEASE SPECIFY THE INCEPTION DATE.

         Response: Complied. See the revised Financial Statements, beginning on page F-1 of the Form 10-KSB/A Amendment No. 1 attached to this letter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-3.

4. PLEASE ASK YOUR CURRENT AUDITORS, GORDON HUGHES & BANKS, LLP, TO PROVIDE US WITH A LETTER CLARIFYING WHETHER THEY ACTUALLY AUDITED YOUR CUMULATIVE AMOUNTS FROM INCEPTION TO OCTOBER 31, 2005, OR WHETHER THEY RELIED ON THE WORK OF YOUR PRIOR AUDITORS, WHEELER WASOFF, P.C., FOR THE PERIOD THROUGH DECEMBER 31, 2004; AND TO ADDRESS IMPLICATIONS OF THE GUIDANCE IN AU 543.02THROUGH 543.09. PLEASE ALSO ASK YOUR PRIOR AND CURRENT AUDITORS TO REVISE THEIR AUDIT REPORTS TO SPECIFY THE INCEPTION

Mr. Karl Hiller, Branch Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 10, 2006
Page 3


         DATE, AS NECESSARY TO COMPLY WITH THE REQUIREMENTS OF RULE 2-02(A)(4) OF REGULATION S-X.

         Response: Complied: (i) see the clarification letter from Gordon Hughes & Banks, LLP, attached to this letter; (ii) see the revised Audit Report included with the Financial Statements, beginning on page F-1 of the Form 10-KSB/A Amendment No. 1 attached to this letter.

NOTE 5 - COMMON STOCK, PAGE F-12

5. WE NOTE YOUR DISCLOSURE EXPLAINING THAT IN AUGUST 2005, YOU ISSUED 500,000 UNITS AT $2.00 PER UNIT IN A PRIVATE PLACEMENT, AND THAT EACH UNIT CONSISTS OF ONE SHARE OF COMMON STOCK AND ONE COMMON STOCK PURCHASE WARRANT, EACH HAVING AN EXERCISE PRICE OF $2.50 PER SHARE. PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE VALUES ATTRIBUTED TO YOUR COMMON STOCK VS. THE WARRANTS, AND ANY OTHER SIGNIFICANT TERMS OR PROVISIONS ASSOCIATED WITH YOUR WARRANTS. PLEASE ALSO PROVIDE US WITH A SCHEDULE SHOWING ALL DATES OF ISSUANCE FOR THE 200,000 STOCK OPTIONS, HAVING EXERCISE PRICES OF $1.00 PER SHARE, THAT YOU DISCLOSE AS BEING ISSUED DURING 2005. IT SHOULD BE CLEAR HOW YOU DETERMINED, IN LIGHT OF THE INDICATED FAIR VALUE OF YOUR SHARES BASED ON THE CASH TRANSACTION DESCRIBED, THAT NO COMPENSATION EXPENSE NEEDED TO BE RECORDED TO COMPLY WITH THE GUIDANCE IN PARAGRAPH 10 OF APB 25.

         RESPONSE:

         (i) The Company's common stock is traded on the OTCBB. On August 30, 2005, the Company completed a private placement sale of 500,000 units, at $2.00 per unit. Each unit consisted of one common share and one stock purchase warrant, exercisable at $2.50/share for a period of two years. There were no other significant terms or provisions associated with the warrants. At the date of the private placement, the closing price of the Company's common stock was $1.94/ share. The Company determined that no value should be attributed to the warrants issued in the private placement, as the exercise price of the warrants of $2.50/share, which will be paid in cash, was in excess of the private placement price per unit and the closing price of the Company's common stock as of the date of closing of the private placement.

         (ii) On August 9, 2005, options to purchase 200,000 shares of common stock were granted to the newly appointed President of the Company, Leroy Halterman. The options were 100% vested at date of grant, and are exercisable for a period of two years at an exercise price of $1.00/share. There were no other stock option grants during 2005. The closing market price on the date of grant was $1.10/share. The Company accounted for the grant pursuant to APB 25, paragraph 10, and recognized no compensation expense at

Mr. Karl Hiller, Branch Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities and Exchange Commission
April 10, 2006
Page 4

         the date of grant in its original filing of Form 10-KSB for 2005. Based on the Commission's comment letter, and subsequent re-evaluation of its accounting for the grant, the Company has determined that compensation expense in the amount of $20,000 should be recorded for the granting of the stock options, i.e., 200,000 options at $0.10 per share at the time of the grant, and has restated its financial statements for the year ended October 31, 2005. It is the position of management that the public trading price of the Company's common stock on August 9, 2005 (and not the per unit price of the Company's private placement of August 30, 2005) is the fair value of the common stock. See the restated Financial Statements, beginning on page F-1 of the Form 10-KSB/A Amendment No. 1 attached to this letter.

CLOSING COMMENTS

         IN CONNECTION WITH RESPONDING TO OUR COMMENTS, PLEASE PROVIDE, IN WRITING, A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

    o THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY OF THE DISCLOSURES IN THE FILING;

    o STAFF COMMENTS OR CHANGES TO DISCLOSURES IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

    o THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

         Response: Complied. See the attached letter of acknowledgement from the Company.


Please contact the undersigned if you should have any additional questions.

Sincerely,

/s/ ROBERT S. MCCORMACK

Robert S. McCormack

Enclosures

cc:      Brinx Resources Ltd.
         Gordon Hughes & Banks, LLP

April 7, 2006


Ms. Lily Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Dang:

This letter is in response to Question 4 of your letter to Brinx Resources Ltd. (Brinx) dated March 20, 2006. We have reviewed the guidance in AU543.02 to
543.09 and Rule 2-02(a)(4) of Regulation SX and the wording of our opinion on the subject company's financial statements for the year ended October 31, 2005.

By way of background, effective January 1, 2006, Evan Wasoff (Wasoff) joined Gordon, Hughes & Banks, LLP (GHB) as an audit partner. Previous to that, Wasoff was the audit partner of Brinx at Wheeler Wasoff, P.C. (WW), Brinx's predecessor auditor. Upon joining GHB, Wasoff continued as the engagement audit partner of Brinx for GHB.

In addition, GHB had previously provided the concurring review partner to WW. Hence, from that perspective, Wasoff has audited Brinx since inception and GHB has been also involved.

However, the fact is that Wasoff joined GHB as an audit partner and this was not a merger of the two firms, therefore, in reviewing the standards cited above that were brought to our attention, we have concluded that our opinion wording inadvertently and mistakenly included the entire development stage period in the scope of our work rather than ascribing the earlier years to the firm of WW.

Accordingly, we have changed the wording of our opinion to clarify the period covered by our audit report.

If we may be of further assistance on this matter, please contact Evan Wasoff at 303-986-2454.

Sincerely,


/s/ GORDON, HUGHES & BANKS, LLP

Gordon, Hughes & Banks, LLP

April 10, 2006


Mr. Karl Hiller, Branch Chief
Office of Small Business
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:      BRINX RESOURCES LTD.
         FORM 10-KSB FOR THE FISCAL YEAR ENDED OCTOBER 31, 2005
         FILED FEBRUARY 14, 2006
         FILE NUMBER:  333-102441

Dear Mr. Hiller:

In connection with responding to comments set forth in your letter of March 20, 2006, Brinx Resources Ltd. (the "Company") hereby acknowledges that:

   1. The Company is responsible for the adequacy of the disclosures in the filing;

   2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                             BRINX RESOURCES LTD.,
                                             A NEVADA CORPORATION


                                             By: /s/ LEROY HALTERMAN
                                                --------------------------------
                                                  Leroy Halterman, President